October 4, 2010
Via EDGAR
Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	Trident Microsystems, Inc.
Form 10-KT for the Transition Period Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
Form 8-K dated July 29, 2010
File No. 0-20784
Dear Mr. Newberry:
As requested, Trident Microsystems, Inc. (the “Company”), is submitting this letter related to the above referenced comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in order to make certain representations to the Securities and Exchange Commission (the “SEC”). The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at (408) 962-8275.

Very truly yours,
/s/ Pete J. Mangan
Pete J. Mangan
Executive Vice President and Chief Financial Officer

cc:	David L. Teichmann, Trident Microsystems, Inc. J. Howard Clowes, DLA Piper LLP (US)
Trident Microsystems, Inc. • 1170 Kifer Road • Sunnyvale, CA 94086